Filed Under Rule 433 File No. 333-122366

Final Term Sheet for Notes due 2011

McCormick & Company, Incorporated

Issuer:	McCormick & Company, Incorporated

Principal Amount:	$100,000,000

Type:	SEC Registered, Registration No. 333-122366

Maturity Date:	July 15, 2011

Coupon (Interest Rate):	5.800%

Yield to Maturity:	5.801%

Spread to Benchmark Treasury:	Plus 70 basis points

Benchmark Treasury:	UST 5.125% 06/30/2011

Benchmark Treasury Price and Yield:	100-03 1/4, 5.101%

Interest Payment Dates:	Semi-annually on July 15, and January 15, commencing on January 15, 2007 and ending on the Maturity Date

Make-Whole Call:	Treasury Rate plus 15 basis points

Price to Public:	99.995%

Net Proceeds to Issuer (before expenses):	$99,395,000

Settlement Date:	July 13, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC and Wachovia Securities can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.